

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Bernaldo Dancel
Chief Executive Officer
NAVA HEALTH MD, LLC
9755 Patuxent Woods Drive, Suite 100
Columbia, Maryland 21046

> **Re: NAVA HEALTH MD, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2023**
> **File No. 333-268022**

Dear Bernaldo Dancel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1, Filed January 30, 2023

Risk Factors, page 11

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Use of Proceeds, page 42

2.   We note in your free writing prospectus filed January 30, 2023, you state that one of your uses of proceeds for this offering is strategic acquisitions. Please revise the Registration Statement to reflect this or advise.

   You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:   Rachel M. Jones, Esq.